UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                              ENERGY PARTNERS, LTD.
               ---------------------------------------------------
                                (Name of Issuer)
                Shares of Common Stock, par value $0.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)
                                    29270U105
               ---------------------------------------------------
                                 (CUSIP Number)

                                   Steve Pully
                              Carlson Capital, L.P.
                        2100 McKinney Avenue, Suite 1600
                                Dallas, TX 75201
                                 (214) 932-9600

                                 with a copy to

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 5, 2009
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 2 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Carlson Capital, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,994,968
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,994,968
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,994,968
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 3 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Asgard Investment Corp
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,994,968
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,994,968
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,994,968
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 4 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Clint D. Carlson

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,994,968
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,994,968
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,994,968
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 5 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Double Black Diamond Offshore LDC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC, OO
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,028,446
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,028,446
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,028,446
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 6 OF 8 PAGES


          This Amendment No. 5 (this "Amendment") is filed with respect to the
Schedule 13D originally filed with the Commission on December 3, 2007, as heretofore amended (the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of Energy Partners, Ltd., a Delaware corporation (the "Issuer"), and amends and supplements the
Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

          The Reporting Persons have discussed, and expect to continue to discuss, their investment in the Issuer's 9.75% bonds due 2014 (the "Bonds"), and the potential restructuring thereof, with other holders of such Bonds. The Reporting Persons also have had, and expect to continue to have, such discussions with the Issuer and its representatives, together with other holders of Bonds, and separately. Such discussions may involve proposals to revise the terms of the Bonds, to exchange Bonds for equity of the Issuer, or otherwise. The Reporting Persons and other holders of the Bonds have jointly retained counsel connection with their respective investments in the Bonds, and have formed an Ad Hoc Committee, to negotiate on behalf of bondholders in connection with the potential restructuring of such debt. The Reporting Persons believe that the Ad Hoc Committee is not a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.

          The Ad Hoc Committee has engaged in discussions with representatives of the Issuer and with stakeholders of the Issuer, proposed that the Ad Hoc Committee and the Issuer negotiate the terms of a transaction in which debt issued by the Issuer would be exchanged for equity in the Issuer, and made proposals to the Issuer with respect to the composition of the Issuer's board of directors and other matters. The Reporting Persons anticipate that the Ad Hoc Committee will continue to engage in discussions and/or negotiations with representatives of the Issuer and with other stakeholders of the Issuer in the future regarding the Issuer's performance and prospects, proposals for a financial restructuring of the Issuer, and other matters. Each holder of Bonds will make an independent decision regarding any proposal to or from the Issuer relating to its investment in the Bonds.

          The Reporting Persons expressly disclaim membership in a "group" within the meaning of Section 13(d) of the Exchange Act with any other holder of Bonds or other debt of the Issuer or any other person, and expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by any other holder of Bonds or other debt of the Issuer.

          Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the shares of Common Stock and the Bonds, conditions in the securities market, general economic and industry conditions, and actions taken by the Issuer's board of directors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares, electing persons to the Issuer's board of directors, and, alone or with others, pursuing discussions with the Issuer, other stockholders, other holders of the company's debt and third parties with regard to their investment in the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) As of the close of business on March 6, 2009, the Reporting Persons beneficially owned an aggregate of 2,994,968 shares of Common Stock, constituting approximately 9.3% of the shares of Common Stock outstanding.

          The percentages used herein are based upon the 32,082,960 shares of Common Stock reported to be outstanding as of November 3, 2008 by the Issuer in its quarterly report on Form 8-K for the quarterly period ended September 30, 2008.

          (c) There have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

          The Reporting Persons own approximately $45 million aggregate principal amount of the Bonds, representing approximately 10% of the outstanding principal amount of the Bonds, which Bonds were acquired in open market purchases.

          The Reporting Persons expressly disclaim membership in a "group" within the meaning of Section 13(d) of the Exchange Act with any other holder of Bonds or other debt of the Issuer or any other person, and expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by any other holder of Bonds or other debt of the Issuer.

CUSIP NO. 29270U105                  SCHEDULE 13D/A          PAGE 7 OF 8 PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2: Letter Agreement by and among the Reporting Persons, the Nominees and the Issuer, dated as of April 1, 2008 (previously filed)

Exhibit 3: Press Release dated April 1, 2008 (previously filed)

CUSIP NO. 29270U105                  SCHEDULE 13D/A          PAGE 8 OF 8 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 9, 2009


                                      DOUBLE BLACK DIAMOND OFFSHORE LDC

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      CARLSON CAPITAL, L.P.

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      ASGARD INVESTMENT CORP.

                                      By:    /s/ Clint D. Carlson
                                             -----------------------------------
                                      Name:  Clint D. Carlson
                                      Title: President

                                      /s/ Clint D. Carlson
                                      ------------------------------------------
                                      Clint D. Carlson